Mail Stop 7010

						July 22, 2005


via U.S. mail and Facsimile

Brian M. Sondey
Chief Executive Officer
TAL International Group, Inc.
100 Manhattanville Road
Purchase, NY 10577-2135


Re:	TAL International Group, Inc.
	Form S-1 filed June 30, 2005
	File No. 333-126317

Dear Mr. Sondey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1 filed June 30, 2005

General

1. Please include all information that is not subject to Rule 430A in the next amendment, including a bona fide estimate of the range of the maximum offering price for the shares and the maximum number of shares offered. This information must be included on the prospectus cover page, as well as in the body of the prospectus. See instruction 1(A) to Item 501(b)(3) of Regulation S-K. We may have further comments after reviewing this information.

2. Please file all exhibits with your next amendment, or as soon as possible. Understand that we will need adequate time to review these materials before accelerating effectiveness.

3. Supplementally provide us with copies of any artwork you intend to include in the prospectus.

Cover

4. Disclose that the selling shareholders include officers.

5. Please delete the term "Joint Book-Running Managers" from the cover. To the extent that you use the term elsewhere in the prospectus, please explain it.

Prospectus Summary, page 1

6. We note your summary contains a lengthy description of the company`s business, industry, competitive strengths and strategy. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company`s business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of SEC Release No. 33-7497 (Jan. 28,
1998).

7. We note statements such as "According to Drewry Shipping
Consultants Limited..." and "According to Containerisation
International..." with regard to TAL`s position within the shipping container industry. Please supplementally provide us with copies of any reports or documents by these or other entities upon which you have relied in making statements about TAL and the shipping container industry in the prospectus.

In addition, please tell us whether the reports you base this information on have been made available to the public or whether they were prepared for you.

8. Please revise this section to include a balanced description of your business. For example, to the extent that you discuss your business strategy in the summary, please balance it by briefly discussing the risks of implementing the strategy, such as the risk that equipment prices and lease rates may change unfavorably or you may be unable to meet future capital requirements.

The Acquisition, page 7

9. We note your disclosure on page 6 that prior to this offering you intend to enter into an asset securitization facility and a new senior secured credit facility. Please update to disclose the status of these new facilities and any new terms in your revised filing.

Summary Historical and Pro Forma Financial Data, page 8

10. Revise footnote 1 to your Summary Historical and Pro Forma Financial Data to provide sufficient justification for your presentation and to further explain how you use EBITDA and Adjusted
EBITDA to assess financial performance. Also, provide a similar discussion in Management`s Discussion and Analysis so that investors can better understand how you use EBITDA and Adjusted EBITDA.

11. Supplementally tell us whether the EBITDA definition used in the
management agreement and defined in the senior subordinated credit agreement is the same as that presented on page 1 (Prospectus Summary), page 38 (Management`s Discussion and Analysis), and page 60
(Business).  If so, you may refer to Question 10 of the staff`s
June
13, 2003 outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, for guidance in connection with your future periodic reports.

Risk Factors, page 12

12. Throughout this section, you state that you "cannot assure", "there can be no assurance", or you "cannot be sure [of]" various facts. The real risk, however, is not your inability to assure the reader or predict the outcome of various situations. Please revise so that the risk is clear.

13. Include a risk factor discussing your management agreements and the fact that the parties to these agreements and their affiliates may engage in business transactions with no obligation to conduct the transactions through TAL, resulting in a potential conflict of interest and loss of business opportunities. In this regard, we note your disclosures on pages 84-85 as well as the fact that these entities are affiliates of beneficial owners.

14. Some of your risk factors appear to state a risk that could apply to shipping container companies generally. Please review your risk factors and revise to state the specific risk to your company and its operations.

We will require a significant amount of cash..., page 20

15. Disclose the amount of your annual debt service under your current credit facilities. Once you have entered into your new credit facilities, please update this information.

Risks Related to the Offering, page 21

16. Include a risk factor briefly describing the rights of holders of preferred stock compared to the rights of holders of common stock. For example, state, if true, that any and all cumulative dividends payable to preferred stockholders will be payable before the company could pay any dividends to common stockholders in the event the company declared a divided on the common stock. In addition, if true, state that upon a liquidation or dissolution of the company, any payments made to common stockholders as a return of their investment would be made after payments to preferred stockholders.

Possible non-compliance with the Sarbanes-Oxley Act of 2002..., page
24

17. We note your disclosure under the two risk factors discussed on page 24. Please tell us whether at the present time, the company is aware of any material weakness in internal controls. If the company believes that material costs will be required to improve controls or otherwise comply with Section 404 of the Sarbanes-Oxley Act of 2002, appropriate disclosure should be included in Management`s
Discussion
and Analysis.

Use of Proceeds, page 26

18. Please state the approximate amount of the proceeds intended to be used for each purpose.

19. As it appears that you are using proceeds of the offering to discharge indebtedness related to the acquisition transaction that was incurred within the prior year, you should include a discussion of the use of proceeds of such indebtedness, as well as the interest rate and maturity of the indebtedness. See Regulation S-K Item 504 Instruction 4.

20. We note your statements here and in the risk factor section on page 23 that you will retain broad discretion over the proceeds of the offering allocated to working capital and general corporate purposes, including potential strategic investments or acquisitions.
Please be advised that if a material amount of the proceeds are to be used to acquire assets other than in the ordinary course of business, the assets and the costs associated with the purchase should be described. See Instruction 5 to Item 504 of Regulation S-K. In addition, you may reserve the right to change the use of proceeds; however, this reservation must be due to contingencies that are disclosed specifically, and the alternative uses of proceeds following these contingencies are indicated. See Instruction 7 to
Item 504 of Regulation S-K, and revise your disclosure accordingly.

Dilution, page 28

21. The dilution calculation should include any shares which officers, directors, promoters and affiliated persons have acquired in the last five years or which they currently have the right to acquire. See Regulation S-K Item 506. As such, you should revise your calculations to include any shares issuable upon the exercise of outstanding stock options or issuable to officers under the 2004 Management Stock Plan.

Unaudited Pro Forma Financial Statements
Notes to Unaudited Pro Forma Statement of Operations, page 31

22. We note your adjustment (4). It is unclear how a gain could result from a pro forma adjustment based on purchase accounting. We note that $1,101,242,000 of the purchase price has been allocated to leasing equipment. We also note that the net carrying amount of leasing equipment in the December 31, 2003 balance sheet of the predecessor was $977,022,000 and that the predecessor made purchases of leasing equipment of $256,822,000 during the ten months ended October 31, 2004. If the purchase resulted in an allocation of less than the carrying amount in the historical statements of the predecessor at October 31, 2004, please explain.

Management`s Discussion and Analysis, page 38
General

23. We note on page 14 that the company purchases most of its containers in China. Discuss in management`s discussion and analysis the likely impact on an increase in the value of the Chinese Yuan
Renimbi.

Comparison of Three Months Ended March 31, 2005 to Three Months
Ended
March 31, 2004
Net Income, page 46

24. In your discussion of interim net income, emphasize that your net income for 2005 is primarily attributable to the gain on interest rate swaps and the gain on sale of leasing equipment rather than income generated from your leasing operations.

Comparison of Year Ended December 31, 2004 (Combined) to Year
Ended
December 31, 2003
Revenues, page 46

25. Please quantify the decrease in revenues that was due to the smaller fleet size and the decline in the per diem rates. See
Item
303 (a)(3)(iii) of Regulation S-K.

Existing Credit Facilities, page 49

26. State the amount currently outstanding under the existing senior secured credit facility and the existing senior unsecured credit agreement. State the amount of borrowing capacity you have under these facilities as of the most recent practicable date. When you have entered into your new asset securitization facility and new secured credit facility, please update your disclosures accordingly.

New Securitization Facility, page 50

27. Revise to disclose whether the newly created special purpose entity will be a wholly-owned subsidiary of TAL. Please discuss the business purpose for creating the special purpose entity, the benefits to TAL of doing so, and any potential risks.

New Senior Secured Credit Facility, page 51

28. Revise to state, if true, that any containers sold to the special purpose entity will not be considered "eligible containers" for the purpose of calculating borrowing capacity under the new credit facility.

Contractual Obligations, page 54

29. Please revise your table of contractual cash obligations to include the following:

* Estimated interest payments on your debt;
* Estimated payments under interest rate swap agreements; and
* Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
If
you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. In this regard, also disclose the annual dividend requirement on the Series A preferred stock.

30. We note in footnote (a) of the table summarizing contractual obligations that you intend to enter into a new securitization facility and a new senior secured credit facility. Accordingly, you should consider presenting a second table that reflects this expected refinancing.

Business, page 60

31. Please include a reasonably detailed discussion of your business history in recent years. In this regard, we note the disclosures relating to the acquisition on page 6 and Note 1 to the financial statements on page F-7 relating to your business prior to the acquisition.

Operating Leases, page 65

32. Disclose the typical sale age of your containers.

33. Disclose the average term of your service leases.

Board Committees, page 74

34. To the extent that you have established and appointed board committees prior to the completion of the offering, you should revise this section to identify the members of each committee.

Principal and Selling Stockholders, page 80

35. Briefly describe how each selling stockholder obtained the shares and indicate the nature of any position, office or other material relationship each selling stockholder has had within the past three years with the registrant or its predecessors or affiliates.

Certain Relationships and Related Party Transactions, page 83

36. In the first paragraph, please delete the statement that the information provided is "qualified in its entirety by reference" to each applicable agreement. Qualification of information within the prospectus by reference to information outside the prospectus is only appropriate where a summary or outline of a document is required or where provided in the appropriate form. See Rule 411(a) of Regulation C. Make similar revisions elsewhere in the document as necessary.

Management Agreements, page 84

37. Disclose here the relationship between you and each of the entities.

38. Revise this section to discuss the services rendered by each company in connection with the acquisition transaction.

39. We note that the management agreements with the Jordan
Company,
L.P. and Klesch & Company Limited are terminable by TAL upon the consummation of this offering. Please state whether the company has any plans to terminate either of the agreements upon consummation of the offering. Revise to disclose any termination fees that may be due upon termination of either agreement.

Underwriting, page 95

40. Describe the various factors considered in determining the public offering price of the common stock as required by Item 505 of Regulation S-K.

41. We note the last paragraph on page 97. Identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the procedures will be identical to procedures reviewed by the Division`s Office of Chief Counsel without objection. Please also include a brief description of any electronic distribution in the filing. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a similar description of their procedures.

42. If you intend to conduct a directed share program, please disclose this in the prospectus, and provide us supplementally with copies of all of the materials that you have sent or intend to send to directed share participants. We may have additional comments upon review of your response.

43. Please give us sufficient time to review your underwriting agreement prior to requesting effectiveness. We may have additional comments upon review of the agreement.

Index to Financial Statements, page F-1

44. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement. It appears that updating to June 30, 2005 will be required. The pro forma information on pages 29 through 35 should also be updated.

Balance Sheet, page F-3

45. The number of shares of common and preferred stock shown on the face of your balance sheet is inconsistent with your statement of stockholders` equity. We note also that prior to the consummation of the proposed offering, the company intends to declare a stock split of its common stock. Per share amounts should be revised to reflect the stock split. Please revise as appropriate. See SAB Topic 4C for guidance.

46. Please expand the description of the preferred stock on the face of the balance sheet to indicate that it has an annual dividend rate of 12%. Disclose and highlight throughout the filing the preferred stock dividend requirement.

47. We note that under the terms of the preferred stock, the company may at its sole option elect to redeem the preferred shares of Series
A preferred stock, in whole or in part, at any time. Please advise us whether the company has contemplated redemption of the preferred stock at any time in the foreseeable future.

Note 1 - Description of Business and Basis of Presentation, page
F-7

48. Note 1 discloses that the company has not yet completed the assessment of certain pre-acquisition contingencies relating to its acquisition of Trans Ocean Ltd and TAL International Corporation. Please expand your disclosure to describe the nature of the pre-acquisition contingencies and the information the company has arranged to obtain to resolve the contingencies.

49. Reference is made to the allocation of the purchase price of TOL and TAL as reflected in the tabulation on page F-7. In that connection, we note that $73,570,000 has been allocated to goodwill.
It does not appear that any amount has been allocated to customer lists or relationships. Please explain the apparent lack of any allocation to customer relationships in view of the disclosure under the caption, Customers, on page 69 and related disclosure under the caption, Competitive Strengths, on page 62. In addition, please provide us provide us with an explanation of the procedures followed by the company to assure that all identifiable tangible and intangible assets acquired have been appropriately identified and valued. See EITF 02-17.

Note 2 - Summary of Significant Accounting Policies
Leasing Equipment, page F-9

50. Please provide an analysis of leasing equipment to show the composition by principal types of containers; dry freight, refrigerated and special.

Goodwill, page F-9

51. Disclose the date or dates selected by the company for its annual assessment of goodwill impairment.

Income Taxes, page F-12

52. Disclose the amount of undistributed earnings of foreign subsidiaries for which deferred income taxes have not been recognized. We note your disclosure on page F-12 as well as the disclosure in the last paragraph on page F-20 and the discussion on page F-14. It is unclear whether the agreement that transferred all pre-acquisition deferred income taxes to TFC included the impact of any undistributed earnings of foreign subsidiaries.

Note 6 - Stock Options, page F-18

53. Stock, options and warrants issued to employees, consultants, directors or others within one year prior to the filing of an initial public offering are presumed to be compensatory. Supplementally provide us with your calculations in this regard. We may have further comment after a review of your response, and after you disclose the estimated price range of your initial public offering.
This comment also applies to the stock and options discussed in Note
15 (page F-24).

Outside Back Cover Page

54. Include the dealer prospectus delivery obligation as required by
Item 502(b) of Regulation S-K.

Signatures, page S-1

55. Your registration statement must be signed by your principal executive officer, your principal financial officer, and your controller or principal accounting officer. In this regard, we note that Messrs. Sondey and Khan signed your registration statement but did not indicate the capacity or capacities in which they signed. Please revise to indicate which individuals fulfill each role. See
Instruction 1 to Form S-1.

Exhibits

56. Provide a currently dated consent from the independent registered public accountant in each amendment to the registration statement.



Closing Comments


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Marie Trimeloni, Staff Accountant, at (202) 551-3734 or, in her absence, Nathan Cheney, Assistant Chief Accountant, at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or me at
(202) 551-3767 with any other questions.


	Sincerely,



	Jennifer Hardy
	Branch Chief


cc: 	Martin J. Collins
	Philip O. Brandes
	Mayer, Brown, Rowe & Maw LLP
	1675 Broadway
	New York, New York 10019
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Brian M. Sondey
TAL International Group, Inc.
July 22, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE